June 18, 2010

Donald G. Southwell
Chairman, President and Chief Executive Officer
Unitrin, Inc.
One East Wacker Drive
Chicago, Illinois 60601

> **Re:** **Unitrin, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed February 1, 2010**
> **File No. 001-18298**

Dear Mr. Southwell:

We have reviewed your filing and have the following comments. In our comments, we ask you to provide us with information to better understand your disclosure. Where it requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K. Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

Related Person Transactions, page 17

2. Please file your agreements with Fayez Sarofim & Co. or provide us with an analysis supporting your determination that you are not required to file them.

Compensation Discussion & Analysis

2009 Performance Incentive Plan Awards, page 39

3. We note your disclosure that the performance criteria for the 2009 Annual PIP Awards were based on growth of insurance premiums, auto finance revenues and profit margins and the 2009 Multi-Year PIP Awards were based on a compound annual growth rate and return on average shareholders' equity. Additionally, we note that a portion of Mr. Draut's awards were based on a multiplier that is inversely related to the net charge-off of automobile loan receivables. Please provide us draft disclosure, with a view toward amending your disclosure, quantifying each of these goals. Additionally, provide further information in "2009 Annual PIP Awards – Performance Results and Payouts" explaining the level of achievement of the goals and how the level of achievement translated in the awards paid. The use of the matrix and how the matrix was used to determine a target multiplier percentage is not clear.

Equity-Based Compensation, page 43

4. Your description of performance-based restricted stock awards on page 44 states that the vesting is based on your performance relative to a peer group of companies in the S&P Supercomposite Insurance Index. If you are using a subset of companies in the index, please identify the companies you are using.

* * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provide any requested information. Detailed letters greatly facilitate our review. Please file your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

Please contact Scot Foley at (202) 551-3383 or Suzanne Hayes at (202) 551-3675 with any questions. In this regard, please feel free to contact me at (202) 551-3715.

Sincerely,

Jeffrey Riedler,
Assistant Director